Russ Gerrish Consulting
 (a Division of Westport Services Ltd.)
 12 Coach Side Place
Calgary, Alberta T3H 1A7
Ph. (403) 242-0509 · Fax (403) 246-3786

British Columbia Securities Commission 701 West Georgia Street P.O. Box 10142, Pacific Centre Vancouver, B.C. V7Y 1L2	Alberta Securities Commission 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta T2P 3C4

U.S. Securities and Exchange Commission 450 5th Street N.W. Washington, D.C. 20549 U.S.A.

February 2,  2004

Dear Sirs:

Re: Birch Mountain Resources, Ltd.

In regard to the filing of the Birch Mountain Resources, Ltd. technical report entitled "Muskeg Valley Project, Independent Qualified Person's Report and Technical Report" dated February 2, 2004, (the "Muskeg Valley Technical Report"), and the News Release and Material Change Report, each dated February 2, 2004, the undersigned hereby consents to:

(a) The filing of the Muskeg Valley Technical Report;

(b) The written disclosure of the Muskeg Valley Technical Report and such extracts from this report that have been included in the News Release and the Material Change Report.

I confirm that I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentations in the information derived from the Muskeg Valley Technical Report, or that the written disclosure contains any misrepresentation of the information contained in the Muskeg Valley Technical Report.

s/Russell E. T. Gerrish
Russell E. T. Gerrish, P.Eng.